CHANGE OF AUDITORS NOTICE

Effective March 22, 2006, Gordon K. W Gee Ltd. were informed that they would not be reappointed as auditors of Sutcliffe Resources Ltd. (the "**Corporation**"). On recommendation of the Audit Committee, the Board of Directors approved a proposal to engage the accounting firm of BDO Dunwoody LLP, as auditors for the Corporation for 2006 The Corporation will ask that the unitholders of the Corporation approve and ratify the appointment of BDO Dunwoody LLP, at the annual meeting of the shareholders of the Corporation to be held on May 25, 2006.

During Gordon K. W Gee Ltd.'s appointment, there were no disagreements with Gordon K. W Gee Ltd. on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, or any reportable events.

Gordon K. W Gee Ltd. did not have any reservations in their auditor's reports for the financial statements of the Corporation for the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued and preceding the termination of Gordon K. W Gee Ltd.

The Corporation has requested Gordon K. W Gee Ltd. and BDO Dunwoody LLP to each furnish a letter addressed to the securities administrators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

It is the Corporation's opinion that there have been no reportable events within the two most recently completed fiscal years or for any period subsequent thereto for which an audit report was issued.

DATED as of this 22nd day of March, 2006.

SUTCLIFFE RESOURCES LTD.

President